EXHIBIT 6.23

EXOUSIA PRO, INC.

7901 4th Street N #23494

St. Petersburg, Florida 33702

December 11, 2025

Jumpstart Rx, LLC
Casey Barksdale
3900 SW 30th Avenue
Fort Lauderdale, FL 33312

Letter of Intent

Gentlemen:

This Letter of Intent summarizes certain terms under which our company (Exousia Pro) would acquire ownership, certain business opportunities and/or other assets (collectively, the “Target”) from your company Jumpstart Rx, LLC., This proposed transaction is sometimes referred to as the “Transaction.”

NON-BINDING TERMS

This paragraph and Sections 1 through 4 are not legally binding on either party. They would serve as the non-binding basis for an initial draft of a definitive agreement for the Transaction (the “Definitive Agreement”), which would be provided by Exousia Pro. We currently contemplate that the Definitive Agreement would include, among others, the following terms:

1.The Definitive Agreement would provide for Exousia Pro’s acquisition of the Target from Jumpstart Rx, LLC., in exchange for Eight Million Dollars ($8,000,000) in a combination of cash and stock of Exousia Pro, that is being paid for NuevistraMed, LLC. The form of the Definitive Agreement would be determined by us, in consultation with our respective legal counsel and accountants.

2.We would attempt to negotiate and execute the Definitive Agreement by January 31, 2026, and would target the closing of the Definitive Agreement for approximately five (5) days thereafter, all in accordance with the terms of Definitive Agreement.

3.The Definitive Agreement would contain other terms and conditions that would be customary for transactions of this type, including customary representations, warranties, covenants and indemnities.

BINDING TERMS

This paragraph and Sections 4 through 11, which are referred to collectively as the “Binding Terms,” are the legally binding and enforceable agreements of Exousia Pro and Jumpstart Rx, LLC.

4.Exclusivity. Throughout the period that begins on the date of this Letter of Intent and ends on the date that is 60 days from the date of mutual execution of this Letter of Intent (the “Exclusivity Period”), Jumpstart Rx, LLC., will not, directly or indirectly, solicit, initiate, seek or encourage any inquiry, proposal or offer from, furnish any information to, or participate in any discussions or negotiations with, any person regarding any purchase or other disposition of the Opportunities.

5.Confidentiality. The terms and existence of this Letter of Intent, and the content and existence of discussions regarding the Transaction, are confidential information and protected from disclosure by the existing Mutual Non-Disclosure and Non-Circumvention Agreement dated December 11, 2025, between our companies, which will remain in full force and effect pursuant to its terms. Notwithstanding the foregoing and the existing Mutual Non-Disclosure and Non-Circumvention Agreement, the parties agree that (a) disclosure regarding the content and existence of this Letter of Intent properly made under applicable securities laws shall not be a violation of this paragraph 5 and (b) you may disclose the existence and terms of this Letter of Intent to your professional service providers.

6.Expenses. Except to the extent expressly stated otherwise in the Definitive Agreement, each of Exousia Pro and Jumpstart Rx, LLC., will be responsible for and bear all of its respective costs and expenses incurred at any time in connection with pursuing or consummating the Transaction.

7.No Other Obligations or Claims. Nothing herein obligates either party to enter into or continue any discussions or negotiations with, solicit or accept any proposal from or enter into any definitive agreement with, the other party. Except for the Binding Terms, unless and until a final definitive agreement between the parties regarding a transaction has been executed and delivered (or except as expressly provided in any binding written agreement that either of the parties may enter into in the future), (a) neither party will be under any legal obligation of any kind regarding such a transaction by virtue of this Letter and (b) no past or future action, course of conduct or failure to act regarding a transaction, or relating to the negotiation of the terms of a transaction or the Definitive Agreement, will give rise to or serve as a basis for any obligation or other liability on the part of either party.

8.Waiver and Amendment. No failure or delay by either party in exercising any right, power or privilege under this Letter of Intent will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder. No term in this Letter of Intent can be waived or amended except in a writing signed by each party.

9.Entire Agreement. Other than existing confidentiality rights and obligations in any written agreement between the parties, this Letter of Intent contains the entire agreement between the parties regarding the subject matter hereof and supersedes all prior agreements or understandings between the parties with respect thereto.

10.Counterparts. This Letter of Intent may be executed in counterparts, each of which will be deemed an original, and all of which will constitute the same agreement.

If Jumpstart Rx, LLC., is in agreement, please sign below and return a fully executed copy of this Letter of Intent to Exousia Pro.

Very truly yours,

Exousia Pro, Inc.

/s/ Matthew Dwyer

Matthew Dwyer

President

AGREED AND ACCEPTED:

Jumpstart Rx, LLC

By: /s/ Casey Barksdale

Name: Casey Barksdale

Title: Managing Member